Filed by Presidio PubCo Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Presidio PubCo Inc.

Commission File No.: 333-290090

Date: February 10, 2026

The following press release was issued by EQV Ventures Acquisition Corp. on February 10, 2026.

Presidio Announces Proposed $1 Billion Acquisition Financing Facility with Goldman Sachs

Acquisition Facility expected to accelerate asset acquisition strategy

Fort Worth, TX, Feb. 10, 2026 (GLOBE NEWSWIRE) -- Presidio Investment Holdings LLC (“Presidio” or the “Company”), a differentiated oil and gas operator focused on the acquisition and optimization of mature, producing oil and natural gas assets in the United States, and EQV Ventures Acquisition Corp. (NYSE: FTW) ("FTW"), a special purpose acquisition company sponsored by EQV Group, today announced that Presidio has mandated an affiliate of Goldman Sachs (NYSE: GS) to arrange up to $1.0 billion in potential acquisition financing for Presidio following the completion of its business combination.

Goldman Sachs Bank USA with one or more of its affiliates is expected to serve as sole lead arranger, structuring agent and syndication agent in up to $1.0 billion of potential acquisition financing (the “Facility”). The parties have reached commercial agreement on certain high-level terms for the Facility. The closing of the Facility remains subject to the negotiation and execution of terms and definitive transaction agreements, future acquisitions of producing properties, and is subject to acquisition diligence and funding and other relevant approvals, and customary closing conditions.

The Facility is expected to provide Presidio with significant capital flexibility to pursue acquisitions of producing oil and gas assets. The Facility is designed to support the aggregation of assets prior to issuing long-term investment grade asset-backed securities, which may be used to repay such Facility. Presidio intends to deploy the Facility to drive dividend growth and long-term shareholder returns by acquiring producing, cash-flowing assets and harvesting meaningful upside through Presidio’s strategy of operational optimization. Presidio’s business model drives value through the application of modern oilfield practices, proprietary technology including machine learning and AI, and strategic consolidation.

“Presidio pioneered the use of ABS to fund producing oil and gas assets at scale—paving the way for the billions of ABS energy issuances since then—and is now pleased about the opportunity to mandate Goldman Sachs to help us innovate further in the space. This new financing structure is intended to be used at the signing of future acquisitions, allowing us to demonstrate surety of funding to sellers, at an attractive cost of capital for Presidio. We believe this will enable us to capture more producing assets than we expected and enhance returns on equity,” said Will Ulrich, Co-Founder and co-CEO of Presidio. “Goldman Sachs brings deep experience across energy investing, commodity based structured capital solutions, and asset-backed financing. We are delighted to work with them to accelerate our growth."

Chris Hammack, Co-Founder and co-CEO of Presidio, continued, “we have an incredible track record of creating value by acquiring and optimizing producing oil and gas assets. I am excited to implement both our existing optimization experience and new AI driven workflows to create shareholder value. This proposed financing facility has the potential to provide capital to enhance our scale, so we can create alpha on new acquisitions.”

Rationale for the Facility:

●	Working with world-class, industry leading bank experienced in securitizations and commodity-based capital solutions

●	Expected to provide committed financing upon signing future acquisitions of producing properties allowing for seller confidence in closing with an attractive cost of capital for the Company

●	Low-cost debt financing allows for future potential dividend increases from acquisitions

●	Flexibility to optimize timing of future long-term investment grade Asset-Backed Security financing

Business Combination Update

On January 30, 2026, the registration statement on Form S-4 relating to the previously announced business combination (the “Business Combination”) between EQV and Presidio was declared effective by the U.S. Securities and Exchange Commission. EQV shareholders will vote on the proposed business combination at an extraordinary general meeting scheduled for February 27, 2026, with the combined entity expected to trade on the New York Stock Exchange under the ticker symbol "FTW" upon closing.

About Presidio

Headquartered in Fort Worth, TX, Presidio is a leading operator of mature oil and gas wells across the Mid-Continent. The company is focused exclusively on optimizing existing production and generating sustainable cash flow from low-decline, producing assets. To learn more about Presidio, please visit https://bypresidio.com/.

About EQV Ventures Acquisition Corp.

EQV Ventures Acquisition Corp. (NYSE: FTW) is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. EQV’s sponsor is an affiliate of EQV Group, which was formed in 2022 and is an active acquirer and operator of proved developed producing oil and gas properties, and currently owns and operates more than 3,500 wells across 10 states.

About the Facility

Entry into the Facility is subject to consummation of the Business Combination, the negotiation of definitive documentation and additional approvals by the parties thereto. Any future acquisitions and associated capital commitments under the Facility will be subject to customary due diligence, approvals and additional documentation between Presidio and Goldman Sachs. There is no guarantee that the Facility will be entered into on the foregoing terms or at all.

About Goldman Sachs

Goldman Sachs is a leading global financial institution that delivers a broad range of financial services to a large and diversified client base that includes corporations, financial institutions, governments and individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in all major financial centers around the world.

Forward-Looking Statements

This press release includes “forward-looking statements.” These include EQV’s, Presidio Pubco Inc.’s (“Pubco”), EQVR’s or Presidio’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Pubco’s, Presidio’s, EQVR’s and EQV’s expectations with respect to future performance, the negotiation of definitive documentation regarding the Facility on the anticipated terms, the capitalization of EQV or Pubco after giving effect to the proposed Business Combination and expectations with respect to the future performance and the success of Pubco following the consummation of the proposed Business Combination, including Pubco’s ability to consummate acquisitions and the realization of the benefits of such acquisitions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Pubco’s, Presidio’s, EQVR’s and EQV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Pubco, Presidio, EQVR and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Pubco or the expected benefits of the proposed Business Combination or that the approval of the shareholders of EQV is not obtained; the inability of Pubco to negotiate definitive documentation and enter into the Facility on the anticipated terms or at all; failure to realize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Pubco to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to Presidio or Pubco; risks related to Presidio’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed Business Combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential Business Combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; risks that Presidio or Pubco may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed Business Combination; the risk that the proposed Business Combination disrupts the current plans and operations of Presidio; costs related to the potential Business Combination; changes in laws and regulations; risks related to the domestication of EQV as a Delaware corporation; risks related to Pubco’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Pubco to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed Business Combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Presidio, EQV, EQVR or Pubco resulting from the proposed Business Combination with the SEC, including under the heading “Risk Factors” in the Registration Statement. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Pubco, Presidio, EQVR nor EQV presently know or that Pubco, Presidio, EQVR or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reﬂect Pubco’s, Presidio’s, EQVR’s and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Pubco, Presidio, EQVR and EQV anticipate that subsequent events and developments will cause Pubco’s, Presidio’s, EQVR’s and EQV’s assessments to change. However, while Pubco, Presidio, EQVR and EQV may elect to update these forward-looking statements at some point in the future, Pubco, Presidio, EQVR and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Pubco’s, Presidio’s, EQVR’s or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Pubco, Presidio, EQVR or EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Pubco, EQVR and Presidio filed the Registration Statement with the SEC, which includes a prospectus with respect to Pubco’s securities to be issued in connection with the proposed Business Combination and a proxy statement with respect to the shareholder meeting of EQV to vote on the proposed Business Combination. EQV, Pubco, EQVR and Presidio also plan to file other documents and relevant materials with the SEC regarding the proposed Business Combination. The Registration Statement was declared effective by the SEC on January 30, 2026. Mailing of the definitive Proxy Statement/Prospectus to EQV’s shareholders of record as of January 30, 2026 commenced on January 30, 2026. The Proxy Statement/Prospectus includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EQV’s shareholders in connection with the proposed Business Combination. SECURITY HOLDERS OF EQV AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents containing important information about Pubco, Presidio, EQVR and EQV once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by EQV may be obtained free of charge from EQV at www.eqvventures.com. Alternatively, these documents, when available, can be obtained free of charge from EQV or Pubco upon written request to EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, Utah, 84098, Attn: Secretary, or by calling (405) 870-3781. The information contained on, or that may be accessed through the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

EQV, Presidio, EQVR, Pubco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EQV in connection with EQV’s shareholder meeting. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of EQV’s executive officers and directors in the solicitation by reading EQV’s annual report on Form 10-K, filed with the SEC on March 31, 2025, the definitive Proxy Statement/Prospectus, filed with the SEC on January 30, 2026, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. Information concerning the interests of EQV’s participants in the solicitation, which may, in some cases, be different from those of EQV’s shareholders generally, is set forth in the definitive Proxy Statement/Prospectus and the Registration Statement.

No Offer or Solicitation

This press release shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, PIH, EQVR or Pubco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This press release is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Presidio Media and Investor Contact:

Presidio@icrinc.com

For EQV:

IR@eqvventures.com

Source: EQV Ventures Acquisition Corp.

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